UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date of report: January 13, 2021

Commission File Number: 001-38844

GENFIT S.A.

(Translation of registrant’s name into English)

Parc Eurasanté

885, avenue Eugène Avinée

59120 Loos, France

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F	☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Explanatory Note

General Meeting

Genfit S.A. (the “Company”) has reconvened its Extraordinary Shareholders’ Meeting (the “Meeting”) on January 25, 2021 beginning at 2:30 pm. CET at the Company’s headquarters located Parc Eurasanté, 885 avenue Eugène Avinée in Loos (59120), France as a result of not reaching the required quorum at the Extraordinary Shareholders’ Meeting called on January 13, 2021.

In view of the current governmental measures prohibiting gatherings currently in force to fight against the spread of the epidemic of Covid-19, upon decision of the Board of Directors of the Company, the Meeting will exceptionally be held behind closed doors, that is to say without the presence of shareholders and other persons who are usually entitled to attend, in accordance with the provisions of article 4 of Ordinance no. 2020-321 of 25 March 2020 adapting the rules for meeting and deliberation of meetings and governing bodies of legal persons and entities without legal personality of private law due to the Covid-19 epidemic, which application period has been extended and terms have been modified by the Ordinance no. 2020-1497 of 2 December 2020, and the provisions of decree no. 2020-1614 of 18 December 2020 extending and modifying decree no. 2020-418 of 10 April 2020 adapting the functioning of certain deliberating bodies in the context of the Covid-19 epidemic.

The description of the procedures which will allow shareholders to participate in the Shareholders’ Meeting notwithstanding these exceptional measures required in order to comply with regulatory constraints and preserve the health of each person is set out in the second part of the notice attached as Exhibit 99.2. Due to ongoing lockdown and prohibition on public gatherings currently imposed by the French government to prevent the spread of Coronavirus (Covid-19), upon decision of the Board of Directors of the Company, the Shareholders’ Meeting will be held exceptionally behind closed doors, that is to say without the physical presence of shareholders and others who are usually entitled to attend, in accordance with the provisions of Article 4 of Ordinance No. 2020-321 of March 25, 2020, which application period has been extended and terms have been modified by the Ordinance no. 2020-1497 of December 2, 2020.

The following documents regarding the Company’s Meeting, which are attached as exhibits hereto, are incorporated by reference herein.

EXHIBIT LIST

Exhibit	Description

99.1	Press Release dated January 13, 2021.

99.2	Notice of Shareholders’ Meeting of Genfit S.A., including Agenda

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GENFIT S.A.

Date: January 13, 2021	By:	/s/ Pascal PRIGENT
Name: Pascal PRIGENT
Title: Chief Executive Officer